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Securities and Exchange Commission
Trading and Markets
MAR 05 2018
RECEIVED

18005122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVDESK, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 S. Catalina, Suite# 305
(No. and Street)

Redondo Beach	California	90277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Pereira (310) 373-2011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd. Suite# 15	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Lawrence Pereira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public   Notary page is Attached.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

On February 28, 2018, before me, YANLING CONDRON, Notary Public, personally appeared, **LAWRENCE PEREIRA,** who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS MY HAND AND OFFICIAL SEAL.

YANLING CONDRON
Commission # 2096977
Notary Public - California
Los Angeles County
My Comm. Expires Jan 25, 2019

Yanling Condron, Notary Public

Name of Document: OATH OR AFFIRMATION

Number of Page(s): Two pages including this Notary Page

My Commission Expire: January 25, 2019

TABLE OF CONTENTS

	Page(s)
Facing page and Oath or Affirmation Page	1-2
Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of Financial Condition as of December 31, 2017	4
Notes to the Financial Statements	5-8

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Members of GovDesk, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of GovDesk, LLC., (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are also a member of the American Institute of Certified Public Accountants ("AICPA").

We conducted our audits in accordance with the standards of the PCAOB and the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

We have served as the Company's auditor since 2015.
Woodland Hills, CA
February 23, 2018

Govdesk LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	50,318
Due from clearing broker		29,317
Deposit at Clearing Organization		50,000
Prepaid expenses and other assets		13,438
Furniture and equipment, net of $26,514 accumulated depreciation		9,117
Total Assets	$	152,190

Liabilities and Members' Equity		
Accounts payable	$	2,587
Payable to Clearing Broker		34,000
Commissions payable		54,178
Total Liabilities		90,765
Members' Equity		61,425
Total Liabilities and Members' Equity	$	152,190

See independent auditor's report and accompanying notes.

Govdesk LLC
Notes to the Financial Statements
December 31, 2017

1. Organization

Govdesk LLC (the "Company") was formed as a Limited Liability Company in California in September 1997, with a termination date of September 30, 2047.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the Financial Industry Regulatory Authority. The Company engages in the brokerage of United States government securities, corporate bonds, and private placement of securities and related advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment purchases greater than $500 are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives ranging from five to seven years. Total cost of furniture and equipment was $35,632. Accumulated depreciation was $26,514 and current depreciation expense amounts to $4,381.

Investment Banking Fees:
Investment banking revenues are earned from providing advisory services related to the private placement of securities. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determined.

Commission Revenue
Commissions are related to securities transactions and are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

Govdesk LLC
Notes to the Financial Statements
December 31, 2017

3. Fair Market Measurements

The Fair Value Measurements Topic of the FASB accounting standards codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date
Level 2	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly
Level 3	Unobservable inputs for the asset or liability

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data, and therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the assets and liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2017:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 0	Level 3
Total Investments	$ 0	

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2017. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2017:

	Level 3 Investment Funds
Balance - beginning of year	$ 1,680
Write off fair value on investments	(1,680)
Net realized and unrealized gains on investments	
Balance - end of year	$ 0

The valuation technique for Level 3 investment funds is to value them at their net asset value at December 31, 2017. Unobservable inputs for Level 3 investments relate to liquidity of the underlying fund investments.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $38,870 which was $32,819 in excess of its required net capital of $6,051. The Company's ratio of aggregate indebtedness to net capital was 2.34 to 1.

5. Risk Concentration

Due to the nature of the merger and acquisition business, the company's investment banking fees during the period was primarily the result of a few customers. The company earned all of its investment banking fee revenue from one customer.

6. Related Parties

The Company is affiliated with Seagate Research and Consulting LLC ("Seagate Research"), Seagate Global Advisors LLC ("Seagate Global"), and SEAL Capital, Inc. ("SEAL").

Jeffery Matthews Financial is a broker-dealer and served as the Company's clearing broker where all customer transactions are cleared on a fully disclosed basis. At December 31, 2017 $29,317 is due from Jeffery Matthews. During 2017, clearance fees totaling $29,222 was paid to Jeffery Matthews.

During 2017, the Company paid $4,000 to King Harbor Wealth Management ("KHWM") for consulting services. KHWM is an entity is which wholly owned by Management of Govdesk, LLC.

7. Lease Obligation

The Company has a lease agreement for office space in Redondo Beach, California. The Company sub-leases office space on a month to month basis to Seagate Global. The lease expires on October 31, 2018. Future minimum lease payments under the lease are:

Year	Amount
2018	20,216
Total	$ 20,216

Rent Expense for the year ended December 31, 2017 was $23,670.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Recent Accountin Pronouncements

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date the company has not yet adopted the recently issued accounting standards.

In February 2016, the FASB issued new accounting guidance related to leases. This update, effective for the Company beginning January 1, 2019, will replace existing lease guidance in GAAP and will require lessees to recognize lease assets and lease liabilities on the balance sheet for all leases and disclose key information about leasing arrangements. When implemented, lessees and lessors will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company currently has approximately $19,610 of lease obligations that would come on balance sheet as both assets and liabilities upon adoption of this accounting standard.

10. Subsequent Events

The Company has evaluated subsequent events through February XX, 2018, the date which the financial statements were available to be issued.